Mail Stop 4561

August 1, 2008

Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

> **Re:** **EMC Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-09853**

Dear Mr. Tucci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Susan I. Permut
        Senior Vice President and Deputy General Counsel
        EMC Corporation
        Via Facsimile (508) 497-8223